Exhibit (g)(1)(ii)
AMENDED AND RESTATED
APPENDIX B
CUSTODY AGREEMENT

The following open-end management investment companies (“Funds”) are hereby made parties to the Custody Agreement dated April 28, 2022, with UMB Bank, n.a. (“Custodian”) and Spinnaker ETF Series, and agree to be bound by all the terms and conditions contained in said Agreement:
1.	Obra Opportunistic Structured Products ETF
2.	Obra High Grade Structured Products ETF
3.	Trajan Wealth Income Opportunities ETF
4.	UVA Unconstrained Medium-Term Fixed Income ETF
SPINNAKER ETF SERIES

/s/ Katherine M. Honey
Katherine M. Honey, President

UMB BANK, n.a.

/s/ Amy Small
Amy Small, Executive Vice President